October 19, 2015

Mr. Eric McPhee
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
100 F Street, NE
Mailstop 3233
Washington, D.C. 20549-0904

Re:	Altegris QIM Futures Fund, L.P.
Form 10-K for the fiscal year ended December 31, 2014
File No. 0-53815

Altegris Winton Futures Fund, L.P.
Form 10-K for the fiscal year ended December 31, 2014
File No. 0-53348

Dear Mr. McPhee:

Altegris Advisors, LLC (“Altegris”) has received via email the SEC’s comment letter dated October 9, 2015 in connection with the Form 10-K filing for the fiscal year ended December 31, 2014 filed by each of Altegris QIM Futures Fund, L.P. and Altegris Winton Futures Fund, L.P.  Below please find a recitation of the SEC staff’s comment, followed by Altegris’ response.

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Altegris QIM Futures Fund, L.P.- Form 10-K for the year ended December 31, 2014- Item 9A: Controls and Procedures

In future filings, please specifically state if management applied the criteria of the 1992 Framework of the Updated 2013 Framework issued by COSO when assessing the effectiveness of the Partnership’s internal control over financial reporting. Also, please apply this comment to future filings made for Altegris Winton Futures Fund, L.P.

Altegris Response:  Management applied the criteria of the Updated 2013 Framework issued by COSO (“2013 Framework”) for the Form 10-K filing for the fiscal year ended December 31, 2014 filed by each of Altegris QIM Futures Fund, L.P. (“QIM”) and Altegris Winton Futures Fund, L.P.  (“Winton”).  Management will specifically state in future filings made on behalf of QIM and Winton that it applied the 2013 Framework.

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Each of Altegris Winton Futures Fund, L.P.  and Altegris QIM Futures Fund, L.P. (each, “Registrant” ) acknowledges the following:

Altegris | 1200 Prospect St. Ste. 400 La Jolla, CA 92037 | (858) 875-8750

Mr. Eric McPhee
Examination Manager
U.S. Securities and Exchange Commission
October 19, 2015

1.            the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

2.            staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.            the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at 858-731-8607, or at dmathews@altegris.com, with any questions or comments regarding this response or if you require further information.

ALTEGRIS QIM FUTURES FUND, L.P.
ALTEGRIS WINTON FUTURES FUND, L.P.
By: Altegris Advisors, L.L.C.

/s/ David Mathews
David Mathews,
General Counsel
Altegris Advisors, L.L.C.,

cc:	Howard Efron, Staff Accountant
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
Via email: efronh@sec.gov

Jack Rivkin,
CEO, Altegris Advisors

Ken McGuire
Co-President and COO, Altegris Advisors

Natalie Maniaci
Advisory CCO, Altegris Advisors